UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)

American HomePatient, Inc.
(Name of the Issuer)

American HomePatient, Inc.
Highland Crusader Offshore Partners, L.P.
Highland Capital Management, L.P.
Strand Advisors, Inc.
James Dondero
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

M. David Cox	David E. Shapiro
Harwell Howard Hyne Gabbert & Manner, P.C.	Wachtell, Lipton, Rosen & Katz
315 Deaderick Street, Suite 1800	51 West 52nd Street
Nashville, TN 37238-1800	New York, NY 10019-6150
(615) 251-1081	(212) 403-1314
This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$997.43
Form or Registration No.:	Schedule TO (File No. 005-42184)
Filing Party:	American HomePatient, Inc.
Date Filed:	July 7, 2010

INTRODUCTION
     This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 by American HomePatient, Inc. (the “Company”), Highland Crusader Offshore Partners, L.P. (“Crusader”), and Highland Capital Management, L.P. (“Highland”), as amended by Amendment No. 1 filed with the SEC on July 22, 2010. The Schedule 13E-3 relates to a self-tender offer by the Company to repurchase all shares of its common stock (the “Shares”) at $0.67 in cash per share, which we refer to as the “Offer.” Highland and Crusader will not tender their shares in the Offer. The purpose of the Offer is to redeem as many Shares as possible from shareholders other than Highland in order to concentrate Highland’s percentage ownership in the Company as a first step in the Company becoming 100% owned by Highland. The Schedule 13E-3 was filed in connection with the Offer, which is being made upon the terms and conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Company with the SEC on July 7, 2010 (the “Schedule TO”) and subsequently amended on July 22, 2010. If shareholders have tendered and have not withdrawn as of the close of the Offer period a sufficient number of Shares that when considered with the Shares held by Highland and Crusader would constitute at least 90% of the fully diluted outstanding Shares, then Highland and Crusader, together with the Company’s other senior lenders, have agreed to restructure the Company’s secured debt, and the Company will be obligated to repurchase the tendered and not withdrawn Shares at the Offer price of $0.67 per share, net to the seller in cash, without interest and less applicable withholding taxes. If following the Offer less than 100% of the fully diluted outstanding Shares are held by Highland, Crusader, and/or their affiliates, then the Company intends to pursue a second-step merger pursuant to which the remaining Shares not held by one of Highland, Crusader, or one of their affiliates will be repurchased for $0.67 per share, subject to appraisal rights for those shareholders who properly perfect and exercise such rights under Nevada law. If the Offer, and any required second-step merger, are successfully consummated, the Company will no longer be publicly owned, the Shares will cease to be quoted on the Over-the-Counter Bulletin Board (“OTCBB”), and the Company will cease to be required to make filings with the SEC or to comply with the SEC rules relating to public companies.
     This Amendment No. 2 amends and restates only the items and exhibits to the Schedule 13E-3 as described below. Unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule 13E-3 remains unchanged.
Item 13. Financial Statements Consideration
Regulation M-A Item 1010(a) through (b)
(1)	Item 13(a) is hereby amended and restated in its entirety as follows:
“Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2009 and December 31, 2008, and the notes thereto, are incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 4, 2010. The unaudited interim financial statements of the Company as of June 30, 2010, and the notes thereto, are incorporated herein by reference to “Part I—Item 1—Financial Statements” of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2010, filed with the SEC on August 5, 2010. The information set forth in the Offer to Purchase under “The Offer—Section 7—Certain Information Concerning the Company” is incorporated herein by reference.”
     (2) The section “Financial Information” in “The Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and restated as follows:

“Financial Information. The following table sets forth summary historical consolidated financial data for the Company as of and for each of the years ended December 31, 2009 and 2008 and the three and six months ended June 30, 2010. The information set forth below is extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in the Company’s Form 10-K for 2009 and Form 10-Q for the quarter ended June 30, 2010. More comprehensive financial information is included in such report (including Management’s Discussion and Analysis of Financial Condition and Results of Operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such report and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of Part II of the Company Form 10-K is hereby incorporated by reference in this Offer to Purchase. The report may be examined and copies may be obtained from the SEC in the manner described under “— Additional Information” below.”

	6 mos ended	3 mos ended	Year ended	Year ended
	6/30/2010	6/30/2010	12/31/2009	12/31/2008

Ratio of earnings to fixed charges	0.9	1.5	0.4	1.3

Dollar amount of earnings to fixed charges deficiency	690,000	N/A	9,388,000	N/A

Book value per share	$(1.91)	$(1.91)	$(2.10)	$(1.37)

	6 mos ended	3 mos ended	Year ended	Year ended
Summary of Financial Information:	6/30/2010	6/30/2010	12/31/2009	12/31/2008

Current assets	66,550,000	66,550,000	66,048,000	73,451,000
Noncurrent assets	174,171,000	174,171,000	173,249,000	181,075,000
Current liabilities	260,284,000	260,284,000	264,160,000	270,783,000
Noncurrent liabilities	14,093,000	14,093,000	12,116,000	7,900,000
Noncontrolling interests	7,603,000	7,603,000	432,000	462,000

Net revenue	136,181,000	69,176,000	236,297,000	266,854,000
Less: total expenses	(134,758,000)	(66,115,000)	(249,782,000)	(266,896,000)
Add: earnings from unconsolidated joint ventures	0	0	5,243,000	6,201,000
Less: provision for income taxes	(2,225,000)	(1,090,000)	(4,515,000)	(5,054,000)
Less: net income attributable to noncontrolling interests	(2,113,000)	(1,117,000)	(341,000)	(408,000)

Net (loss) income from continuing operations attributable to AHOM	(2,915,000)	854,000	(13,098,000)	697,000

Less: loss from discontinued operations	—	—	—	(183,000)

Net (loss) income attributable to AHOM	(2,915,000)	854,000	(13,098,000)	514,000

Net (loss) income per share from continuing operations — Basic	$(0.17)	$0.05	$(0.75)	$0.04

Net loss per share from discontinued operations — Basic	—	—	—	(0.01)

Net (loss) income per share — Basic	$(0.17)	$0.05	$(0.75)	$0.03

Net (loss) income per share from continuing operations — Diluted	$(0.17)	$0.05	$(0.75)	$0.04

Net loss per share from discontinued operations — Diluted	—	—	—	(0.01)

Net (loss) income per share — Diluted	$(0.17)	$0.05	$(0.75)	$0.03

Item 15. Additional Information
Regulation M-A Item 1011(b)
(1)	Items 1 through 15 of the Schedule 13E-3 are amended and supplemented to include the following:

“In accordance with the terms of the Offer, on August 4, 2010, the Company extended the Offer until 5:00 P.M. New York City, New York time on Wednesday, August 25, 2010, unless further extended. The full text of the press release issued by the Company on August 4, 2010 announcing the Offer’s extension is filed as Exhibit (a)(5)(I) to the Schedule 13E-3.”

(2)	Item 15(b) of the Schedule 13E-3 is amended and supplemented to include the following:

“On August 4, 2010, the Company issued the press release attached hereto as Exhibit (a)(5)(J). The press release describes the Company’s financial results for the second quarter and six months ended June 30, 2010.”
Item 16. Exhibits
Regulation M-A Items 1016(a) through (d), (f) and (g)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

Exhibit
No.	Description
(a)(1)(G)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(A)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(B)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(C)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(D)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(E)	Press Release issued by the Company on July 7, 2010 (incorporated by reference to Exhibit (a)(2)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(A)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(B)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(C)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(D)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(E)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(F)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(G)	Analysis of Raymond James & Associates, Inc. dated March 25, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 21, 2010).

(a)(5)(H)	Analysis of Raymond James & Associates, Inc. dated May 19, 2009 (incorporated by reference to Exhibit (a)(5)(viii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 21, 2010).

(a)(5)(I)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit (a)(5)(ix) to the Amendment No. 2 to Schedule TO filed by the Company with the SEC on August 5, 2010).

(a)(5)(J)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 5, 2010).

Exhibit
No.	Description
(c)(1)	Opinion of Raymond James & Associates, Inc. dated April 27, 2010 (incorporated by reference to Appendix E to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 25, 2010).

(c)(2)	Opinion of Raymond James & Associates, Inc. dated June 30, 2010 (incorporated by reference to Schedule E-2 of the Offer to Purchase).

(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of the Offer to Purchase).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

Exhibit
No.	Description
(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008 (incorporated by reference to Exhibit (d)(17) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson (incorporated by reference to Exhibit (d)(18) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(f)	Sections 300 through 500 of Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Schedule D of the Offer to Purchase).

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.

	By:	/s/ Stephen L. Clanton

Name: Stephen L. Clanton
Title: Chief Financial Officer and Executive Vice President

Dated: August 5, 2010

HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Its:	President

Dated: August 5, 2010

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

	By:	Highland Crusader Fund GP, L.P.
	Its:	General Partner

	By:	Highland Crusader Fund GP, LLC
	Its:	General Partner

	By:	Highland Capital Management, L.P.
	Its:	Sole Member

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Its:	President

Dated: August 5, 2010

STRAND ADVISORS, INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Its:	President

Dated: August 5, 2010

JAMES DONDERO

	By:	/s/ James Dondero

Dated: August 5, 2010